Exhibit (p)

SUBSCRIPTION AGREEMENT BETWEEN

ONEASCENT CAPITAL OPPORTUNITIES FUND

AND THE PURCHASER

LETTER OF INVESTMENT INTENT

October 11, 2024

To the Board of Trustees of the OneAscent Capital Opportunities Fund (the “Fund”):

Effective as of the date first written above, the undersigned (the “Purchaser”) subscribes to purchase a beneficial interest (the “Interest”) in the Fund in the amount of $100,000 for 10,000 shares at a net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that each Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

OneAscent Holdings, LLC

Signature:	/s/ Charles L Watkins III
By:	Charles L Watkins III
Title:	CFO

OneAscent Capital Opportunities Fund

Signature:	/s/ Martin R. Dean
By:	Martin R. Dean
Title:	President